UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2022

Commission File Number: 000-15375

RADA ELECTRONIC INDUSTRIES LIMITED
(Translation of registrant’s name into English)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

ENTRY INTO MERGER AGREEMENT

On June 21, 2022, RADA Electronic Industries Ltd., a company organized under the laws of Israel (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Leonardo DRS, Inc., a Delaware corporation (“DRS”), and Blackstart Ltd, a wholly owned subsidiary of DRS organized under the laws of Israel (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of DRS. Consummation of the Merger is subject to the approval of the Company’s shareholders, the receipt of required regulatory approvals, and satisfaction of certain other closing conditions.

The Merger Agreement was approved by the board of directors of the Company (the “Company Board”), and the board of directors of DRS (the “DRS Board”), in each case, on the terms and subject to the conditions set forth in the Merger Agreement and the transactions contemplated thereby. The Company Board has determined to recommend that its shareholders approve the Merger Agreement at a meeting to be held for such purpose (the “Company Shareholder Meeting”, and such recommendation, the “Company Recommendation”).

Consideration

At the effective time of the Merger (the “Effective Time”), each ordinary share of the Company, par value NIS 0.03 per share (the “Company Ordinary Shares”) issued and outstanding (other than: (i) shares held by the Company or Merger Sub and (ii) shares held by any direct or indirect subsidiary of the Company or the Company) (the “Eligible Shares”) will be converted into, and become exchangeable for one (the “Exchange Ratio”) share of common stock of DRS, par value, $0.01 per share (the “DRS Common Stock”) (the “Merger Consideration”).  Immediately prior to the Effective Time, the shares of DRS Common Stock held by Leonardo US Holding, Inc. (“US Holding”) will be split, as necessary (the “Stock Split”), such that, immediately following the Effective Time and the issuance of the shares of DRS Common Stock to holders of Company Ordinary Shares (“Company Options”) and the treatment of options to purchase Company Ordinary Shares, as described in the following paragraph, (a) US Holding will hold 80.5% of the issued and outstanding shares of DRS Common Stock on a fully diluted basis (as calculated pursuant to the terms of the Merger Agreement) and (b) the holders of Company Ordinary Shares, Company Options and other Company securities will hold or have entitlements to 19.5% of the issued and outstanding shares of DRS Common Stock on a fully diluted basis (as calculated pursuant to the terms of the Merger Agreement).

Effect on Company Options

Each outstanding option, whether vested or unvested, to purchase Company Ordinary Shares under the 2015 Share Option Plan and 2021 Equity Incentive Plan (together, the “Company Plans”) will be assumed by DRS and substituted with an option to purchase shares of DRS Common Stock (the “DRS Options”) in accordance with the terms of DRS’s Omnibus Equity Compensation Plan (the “DRS Plan”) and stock option agreement by which it is evidenced.  From and after the Effective Time, the number of shares of DRS Common Stock subject to such DRS Options shall be equal to the number of Company Ordinary Shares subject to such Company Options immediately prior to the Effective Time, multiplied by the Exchange Ratio, rounded down to the nearest whole share, and the per share exercise price under each such DRS Option shall be equal to the exercise price per Company Ordinary Share subject to such Company Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent). Each Company Option holder’s right to exercise his or her DRS Option under the DRS Plan will be subject to substantially the same terms and conditions as were applicable to the Company Plans immediately prior to the Effective Time, including the same vesting restrictions and continued service requirements and the same rights to vesting upon a qualifying termination of employment, to the extent applicable.

Covenants, Representations and Warranties

The Merger Agreement contains customary representations and warranties of the Company and DRS relating to their respective businesses and public filings, in each case generally subject to knowledge and materiality qualifiers.  Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company and DRS, including (i) covenants from the Company and DRS relating to conducting their respective business in the ordinary course consistent with past practice and refraining from taking certain types of actions without the other party’s consent and (ii) certain restrictions on the Company’s ability to solicit alternative acquisition proposals from third parties, and/or to provide information to third parties and to engage in discussions with third parties, in each case, in connection with alternative acquisition proposals, subject to certain exceptions.

Conditions to Merger

The consummation of the Merger is subject to certain closing conditions, including (i) the approval of the Company’s shareholders (the “Company Shareholder Approval”) at the Company Shareholder Meeting, (ii) the approval for listing on NASDAQ of the shares of DRS Common Stock issuable to the holders of Company Ordinary Shares pursuant to the Merger Agreement shall have been authorized for listing on NASDAQ upon official notice of issuance, (iii) the Requisite Regulatory Approvals (as defined in the Merger Agreement) shall have been filed, been obtained or occurred and be in full force and effect without the imposition of any term, condition or consequence, the acceptance of which would constitute a Substantial Detriment (as defined in the Merger Agreement), (iv) the absence of any law or order issued by any governmental entity enjoining or otherwise prohibiting the consummation of the Merger, (v) the effectiveness of the registration statement on Form S-4 to be filed by DRS with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Merger Agreement, (vi) the elapsing of at least fifty (50) days after filing the merger proposal pursuant to the Merger Agreement with the Companies Register of the Israeli Corporations Authority and at least thirty (30) days after the Company Shareholder Approval has been received, (vii) obtaining either (a) the applicable exemptions from the Israeli Securities Authority or approval of the Dual Listing Application (as defined in the Merger Agreement) or (b) publication of a prospectus in accordance with Israeli Securities Law, 5728-1968, in each case, as elected by DRS in its sole discretion, (viii) DRS shall have adopted an equity incentive plan of DRS mutually acceptable to the Company and DRS, (ix) the approval of the Israeli Investment Center of the Israeli Ministry of Economy and Industry providing an approval in principal regarding the change in ownership of the Company to be effected by the Merger, (x) the Specified Transaction (as defined in the Merger Agreement) shall have been consummated and (xi) certain other conditions specified in the Merger Agreement.

Prior to obtaining the Company Shareholder Approval, the Company Board may, in certain limited circumstances, withdraw or modify the Company Recommendation or recommend or otherwise declare advisable any Superior Proposal (as defined in the Merger Agreement) (a “Change of Recommendation”), subject to complying with notice and other specified conditions, including giving DRS the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period.  If the Company Board authorizes a Change of Recommendation and enters into an agreement for a Superior Proposal (as defined in the Merger Agreement), the Company will be required to pay a termination fee of $40 million (the “Company Termination Fee”, and such termination, the “Fiduciary Out Termination”).

Termination Rights

The Merger Agreement also provides for certain mutual termination rights of the Company and DRS, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by June 30, 2023 (the “Outside Date”).  Either party may also terminate the Merger Agreement if the Company Shareholder Approval has not been obtained at the Company Shareholder Meeting or a governmental order or law permanently restraining, enjoining or otherwise prohibiting consummation of the Merger becomes final and non-appealable.  In addition, (a) DRS may terminate the Merger Agreement (i) if, prior to the Company Shareholder Approval having been obtained, (A) there is a Change of Recommendation, (B) the Company materially breaches its “no shop” obligations as a result of or in connection with actions taken (or failed to be taken) by the Company’s management, certain key employees, financial advisors or legal advisors, or (C) the Company materially breaches its “no shop” obligations and such breach has resulted in the receipt of any Acquisition Proposal (as defined in the Merger Agreement) (the foregoing clauses (B) and (C), a “No Shop Breach Termination”), (ii) in the event of a material uncured breach by the Company of any of its representations, warranties or covenants in the Merger Agreement such that a closing condition cannot be satisfied or (iii) pursuant to the Specified Transaction Termination (as defined below); and (b) the Company may terminate the Merger Agreement (i) if, prior to the Company Shareholder Approval having been obtained, the Company Board authorizes entry into an agreement for a Superior Proposal (as defined in the Merger Agreement) and the Company immediately pays the Company Termination Fee, (ii) in the event of a material uncured breach by DRS of any of its representations, warranties or covenants in the Merger Agreement such that a closing condition cannot be satisfied, or (iii) DRS materially breaches its obligations with respect to an Alternative Offering (as defined in the Merger Agreement).

Pursuant to the terms of the Merger Agreement, the Company must pay the Company Termination Fee to DRS in any of the following situations:

•
(a)(i) either party terminates the Merger Agreement because the Merger has not been consummated prior to the Outside Date, (ii) either party terminates the Merger Agreement upon the Company Shareholder Approval not being obtained at the Company Shareholder Meeting or (iii) DRS terminates the Merger Agreement upon a material breach of the Merger Agreement by the Company and (b)(i) an alternative Acquisition Proposal (as defined in the Merger Agreement) has been made to the Company or any person has publicly announced an intention to make an Acquisition Proposal (as defined in the Merger Agreement) and such proposal has not been publicly withdrawn at least five (5) business days prior to the date of termination with respect to the Outside Date or the Company Shareholder Meeting, as applicable and (ii) within twelve (12) months of such termination the Company has entered into an Alternative Acquisition Agreement (as defined in the Merger Agreement) or otherwise consummated an Acquisition Proposal (as defined in the Merger Agreement).

•	If prior to obtaining the Company Shareholder Approval DRS terminates the Merger Agreement because of a Change of Recommendation or a No Shop Breach Termination.

•	The Fiduciary Out Termination.

•
If the Company terminates the Merger Agreement at a time when the Company Shareholder Approval has not been obtained  and at such time the Company would also have been permitted to terminate the Merger Agreement because of the occurrence of a No Shop Breach Termination.

Pursuant to the terms of the Merger Agreement, DRS will be required to pay a termination fee of $40 million if the Merger Agreement is terminated by DRS (a) because the Merger has not been consummated prior to the Specified Transaction Deadline (as defined in the Merger Agreement), (b) at the time of such termination the Specified Transaction has not been consummated and all other closing conditions have been satisfied or waived (except those conditions that by their nature are to be satisfied at the closing of the Merger) and (c) DRS delivers written notice to the Company that it has elected to terminate the Merger Agreement no later than three (3) business days following the Specified Transaction Deadline and the Company stands ready to consummate the transactions on the date of such notice, (the “Specified Transaction Termination”).

Agreements to be Entered into in Connection with the Merger

The Merger Agreement contemplates that, at the closing of the Merger, DRS will enter into a registration rights agreement (the “Registration Rights Agreement”) with Leonardo S.p.A, (“DRS TopCo”) and US Holding, which, among other things, provides DRS TopCo and its affiliated entities with customary demand, shelf and piggy-back registration rights, from and following the closing, to facilitate a public offering of the DRS Common Stock held by US Holding. The Merger Agreement also contemplates that at the closing of the Merger, DRS, US Holding and DRS TopCo will enter into a cooperation agreement (the “Cooperation Agreement”) pursuant to which, among other things, (a) DRS TopCo would have certain consent, access and cooperation rights, (b) US Holding would have certain consent rights over DRS and its subsidiaries, including over the creation or issuance of any new classes or series of stock (subject to customary exceptions), listing or delisting from any securities exchange, and making material changes to the DRS’s accounting policies and changing the DRS’s auditor and (c) neither US Holding nor DRS TopCo would have the ability to transfer any DRS voting securities for a period of six months following the closing, except in connection with a change in control of the Company or for transfers to affiliates.

The foregoing descriptions of the Registration Rights Agreement and Cooperation Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of the Registration Rights Agreement and Cooperation Agreement, forms of which are attached hereto as Exhibit 99.2 and 99.3 to this Report of Foreign Private Issuer on Form 6-K, and incorporated herein by reference.

Financing

Prior to the closing, the Company must use its reasonable best efforts to provide customary assistance with the DRS’s debt financing as is reasonably requested by the DRS (provided that such cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries), including assisting with the preparation of customary confidential information memoranda and lender presentations, participating in rating agency presentations and meetings with potential lenders, delivering requested information from time to time and cooperating with due diligence requests.  In addition, DRS must use reasonable best efforts to repay its intercompany loan to US Holding prior to the closing.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the reference to the full text of the Merger Agreement, which is filed as Exhibit 99.1 hereto and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or DRS. The representations, warranties and covenants contains in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On June 21, 2022, the Company and DRS issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.4 to this Report of Foreign Private Issuer on Form 6-K, and incorporated herein by reference. Additionally, a copy of the investor presentation that the Company and DRS prepared for use in connection with the Merger Agreement is attached hereto as Exhibit 99.5 to this Report of Foreign Private Issuer on Form 6-K, and incorporated herein by reference.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on the Company’s and DRS’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, their business and industry, management’s beliefs and certain assumptions made by the Company and DRS, all of which are subject to change. The forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, and projections about the Company’s business and its future revenues, expenses and profitability, and, in some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “potentially”, “continue,” “could”, “seek,” “see”, “would”, “might”, “continue”, “target” or the negative of these terms or other comparable terminology that convey uncertainty of future events or outcomes. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Although such statements are based on the Company’s own information and information from other sources the Company believes to be reliable, you should not place undue reliance on them and caution must be exercised in relying on forward-looking statements. These statements involve risks and uncertainties, and actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed on anticipated terms and timing, in a timely manner or at all, which may adversely affect the Company’s or DRS’s respective business; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the parties’ businesses and other conditions to the completion of the transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including the receipt by the Company of an unsolicited proposal from a third party; the effect of the announcement or pendency of the transaction on the Company’s or DRS’s respective business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the Merger; DRS’s anticipated public listing on the NASDAQ and Tel-Aviv Stock Exchange upon the anticipated closing of the transaction; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined company’s ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses, may occur; litigation related to the Merger or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting attention from the parties’ ongoing business, including current plans and operations; changes in tax regimes, legislation or government regulations affecting the acquisition or the parties or their businesses; economic, social or political conditions that could adversely affect the Merger or the parties, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and Israel and the military conflict in Ukraine and related sanctions against Russia and Belarus; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as the parties’ response to any of the aforementioned factors; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of the parties’ traded securities; potential business uncertainty or adverse reactions or changes to business relationships resulting from the announcement or completion of the Merger; potential negative changes in general economic conditions and market developments in the regions or the industries in which the parties’ operate; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers as a result or in anticipation of the Merger or otherwise; the parties’ respective customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; risks associated with the ongoing global outbreak of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain such as the Delta and Omicron variants and related private and public sector measures; the Company’s ability to provide a safe working environment for employees during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; the Company’s and DRS’s ability to implement their business strategy; pricing trends, including the Company’s and the DRS’s ability to achieve economies of scale; restrictions during the pendency of the proposed transaction that may impact the Company’s or DRS’s ability to pursue certain business opportunities or strategic transactions; other risks and uncertainties affecting DRS, including those described from time to time under the caption “Risk Factors” and elsewhere in DRS’s SEC filings and reports, including DRS’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2022; and the other risk factors discussed from time to time by the Company in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available on the Company’s website at https://www.rada.com/investors. We assume no obligation to update any forward-looking statements, which apply only as of the date of this Form 6-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. DRS intends to file the Form S-4 with the SEC and the Company intends to provide to its shareholders the Form S-4. The Form S-4 will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the Form S-4 or any other document that may be filed or furnished by the Company or DRS with the SEC or provided to the Company’s shareholders. Investors and shareholders are urged to read each the Form S-4 in its entirety and other relevant documents filed with or furnished to the SEC or provided to the Company’s shareholders in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

EXHIBIT INDEX

99.1	Agreement and Plan of Merger, dated as of June 21, 2022, by and among the Company, DRS and Merger Sub

99.2	Registration Rights Agreement

99.3	Cooperation Agreement

99.4	Joint Press Release, dated as of June 21, 2022

99.5	Investor Presentation, dated June 21, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADA Electronic Industries Limited

Date: June 21, 2022	By:	/s/ Avi Israel
Name: Avi Israel
Title: Chief Financial Officer